AerCo Group
                        Quarterly Report March 15, 2000
       All amounts are in thousands of US dollars unless otherwise stated

   Selected Financial Data for the period December 15, 1999 to March 15, 2000
                        (Note 1) and Cumulative to date

                                                           Current Period                              Cumulative to date
                                               -----------------------------------------     --------------------------------------
                                                  Actual      Prospectus      Variance          Actual      Prospectus     Variance
                                               -----------  -------------    -----------     ----------    -----------   ----------
Cash Collections
Gross Lease rentals                               27,064        29,364         (2,300)         183,386       194,544       (11,158)
Repossession and other Stress
  Related costs                                   (1,469)       (1,761)           292           (4,424)      (11,598)        7,174
                                                  ------        ------         ------          -------       -------       -------
Net Lease Rentals  (A)                            25,595        27,603         (2,008)         178,962       182,946        (3,984)
                                                  ======        ======         ======          =======       =======        ======
Maintenance receipts                               2,113             -          2,113           17,723             -        17,723
Interest received                                    906           561            345            5,201         3,733         1,468
Other cash received                                   16             -             16           28,221           109        28,112
                                                  ------        ------         ------          -------       -------       -------
Total Cash Collections  (B)                       28,630        28,164            466          230,107       186,788        43,319
                                                  ======        ======         ======          =======       =======        ======
Cash Expenses
Cash Operating Expenses
- Maintenance                                     (6,459)            -         (6,459)         (28,607)            -       (28,607)
- Insurance, re-leasing and other costs             (218)         (589)           371           (4,947)       (3,976)         (971)
                                                  ------        ------         ------          -------       -------       -------
Subtotal                                          (6,677)         (589)        (6,088)         (33,554)       (3,976)      (29,578)
                                                  ------        ------         ------          -------       -------       -------
Selling General & Administrative Expenses
 - Servicer fees                                    (852)         (507)          (345)          (6,353)       (4,271)       (2,082)
 - Other servicer provider fees
    and overhead                                    (806)       (1,292)           486           (7,548)       (8,612)        1,064
                                                  ------        ------         ------          -------       -------       -------
Subtotal                                          (1,658)       (1,799)           141          (13,901)      (12,883)       (1,018)
                                                  ------        ------         ------          -------       -------       -------
Total Cash Expenses  (C)                          (8,335)       (2,388)        (5,947)         (47,455)      (16,859)      (30,596)
                                                  ======        ======         ======          =======       =======        ======
Movement in Expense/
  Collection Account Balances/                      (101)            -           (101)            (768)            -          (768)
Security Deposits (D)
                                                  ------        ------         ------          -------       -------       -------
Net Cash Collections  ( (B)+(C)+(D) )             20,194        25,776         (5,582)         181,884       169,929        11,955
                                                  ======        ======         ======          =======       =======        ======
Note Payments
Interest Payments (Net of Swap Effects)           13,153        15,274         (2,121)          95,215       100,199        (4,984)
Principal Payments
A-1                                                    -             -              -                -             -             -
A-2                                                5,912         9,305         (3,393)          77,367        62,985        14,382
B-1                                                  955         1,023            (68)           8,711         6,152         2,559
C-1                                                  174           174              -              591           593            (2)
D-1                                                    -             -              -                -             -             -
                                                  ------        ------         ------          -------       -------       -------
Subtotal                                           7,041        10,502         (3,461)          86,669        69,730        16,939
                                                  ------        ------         ------          -------       -------       -------
Total Payments to Noteholders                     20,194        25,776         (5,582)         181,884       169,929        11,955
                                                  ======        ======         ======          =======       =======        ======

                                  AerCo Group
                        Quarterly Report March 15, 2000
       All amounts are in thousands of US dollars unless otherwise stated


Selected Financial Data as at March 15, 2000
-------------------------------------------------------------------------------
                                                                        Actual
                                                                ---------------
Cash
Cash held in Liquidity Reserve Account                                  56,304
Aircraft Purchase Account                                                    -
Expense Account                                                          5,000
-------------------------------------------------------------------------------
Total Cash Available                                                    61,304
-------------------------------------------------------------------------------

Asset Value
Assumed Portfolio Value as at March 15, 2000                           856,257

Liquidity Reserve Amount
Of which - Cash                                                         56,304
              - Letters of Credit held                                       -
                                                                ---------------
Subtotal                                                                56,304
                                                                ---------------
Less Lessee Security Deposits                                          (16,304)
Subtotal                                                                40,000
-------------------------------------------------------------------------------
Total Asset Value (Note 2)                                             896,257
-------------------------------------------------------------------------------

Note Balances
A-1                                                                    340,000
A-2                                                                    212,281
B-1                                                                     76,292
C-1                                                                     84,444
D-1                                                                     80,000
                                                                ---------------
Total                                                                  793,017
-------------------------------------------------------------------------------
Ratios
Loan to Total Asset Value (Note 3)
A-1                                                                     61.62%
A-2                                                                     61.62%
B-1                                                                     70.13%
C-1                                                                     79.55%
D-1                                                                     88.48%
-------------------------------------------------------------------------------
Interest Coverage Ratio (Note 4)
Class A                                                                   2.27
Class B                                                                   1.98
Class C                                                                   1.69
Class D                                                                   1.48
-------------------------------------------------------------------------------
Debt Service Coverage Ratio (Note 5)
Class A                                                                   1.48
Class B                                                                   1.40
Class C                                                                   1.38
Class D                                                                   1.38
-------------------------------------------------------------------------------

----------------------
Notes

1 The financial data as at March 15, 2000 includes payments made by AerCo on March 15, 2000 but only includes receipts up to March 9, 2000 (i.e.the calculation date for the Note Payment Date on March 15, 2000)

2 Total Asset Value is equal to Total Assumed Portfolio Value plus Liquidity Reserve Amount minus Lessee Security Deposits.

3 Loan to Total Asset Value Ratio is equal to the aggregate principal amount of each subclass of Notes, plus the aggregate principal amount of any other subclass of Notes that ranks equally or senior in priority of payment, expressed as a percentage of the Total Asset Value

4 Interest Coverage Ratio is equal to the Net Cash Collections expressed as a ratio of the interest paid on each subclass of Notes plus the interest and minimum principal payments paid on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

5 Debt Service Coverage Ratio is equal to Net Cash Collections expressed as a ratio of the interest and minimum and scheduled principal payments paid on each subclass of Notes plus the interest and minimum and scheduled principal payments paid on each subclass of Notes that ranks equally or senior in priority of payments with the relevant subclass of Notes.

                                   AERCO GROUP

                      Management Discussion & Analysis of
                 Financial Condition and Results of Operations

         The financial information contained in this report was not prepared in accordance with generally accepted accounting principles of the United States or the United Kingdom but was prepared in accordance with the Company's obligations under the Indenture. This report should be read in conjunction with the Company's most recent financial information prepared in accordance with generally accepted accounting principles of the United Kingdom, including a reconciliation of net loss, shareholders' deficit and aircraft assets to estimated amounts under generally accepted principles of the United States. For this you should refer to the Company's Form 20-F which is on file at the Securities and Exchange Commission.

Background

       On July 15, 1998 ("the Closing Date"), AerCo Limited ("AerCo" or "the Company"), a Jersey limited liability company, issued $800 million of Notes in four subclasses, Subclass A-1, Subclass A-2, Subclass B-1 and Subclass C-1 (the "Notes"). The Company also issued two additional subclasses of notes, the Subclass D-1 Notes and the Subclass E-1 Notes which were initially purchased by AerFi Group plc ("AerFi Group"). The Company used the proceeds from the issuance of Notes, the Subclass D-1 Notes and the Subclass E-1 Notes (i) to acquire the issued and outstanding capital stock of Aircraft Lease Portfolio Securitization 94-1 Limited, a Jersey limited liability company ("ALPS 94-1") (and thereby to indirectly acquire ALPS 94-1's portfolio of 25 aircraft and the related leases),
(ii) to finance the repayment of all of ALPS 94-1's existing financial indebtedness and (iii) to finance the acquisition of 10 aircraft and the related leases from AerFi Group and its subsidiaries ("AerFi") through the acquisition of 100% of the capital stock of three wholly owned subsidiaries of AerFi Group.

       On May 14, 1999, AerCo consumated an exchange offer under which the Notes were exchanged for new notes which are registered with the Securities and Exchange Commission. The registration statement filed by AerCo in connection with the exchange offer went effective on April 15, 1999 (the "Registration Statement").

       The discussion and analysis which follows is based on the results of AerCo Limited and its subsidiaries as a single entity (collectively the "AerCo Group").

General

         AerCo is a special purpose vehicle which currently owns (directly and indirectly) 33 aircraft, which are on operating leases, having sold one Fokker 100 aircraft in January 1999 and a second Fokker 100 aircraft in July 1999. AerCo may also acquire additional aircraft and any related existing leases or similar arrangements from various sellers, which may include AerFi. Additional aircraft may include among other things, aircraft, engines and entities with an ownership or leasehold interest in aircraft or engines. AerCo will finance acquisitions of additional aircraft with external funds, including issuing additional notes. Any acquisition of further aircraft will be subject to certain confirmations from the Rating Agencies and compliance with certain operating covenants of AerCo set out in the Indenture dated as of July 15, 1998 by and between AerCo and Bankers Trust Company, as trustee of the Notes and the new notes issued and to be issued under the exchange offer (the "Indenture").

         AerCo Group's cash receipts and disbursements are determined, in part, by the overall economic condition of the aircraft operating leasing market. This in turn, is affected by various cyclical factors including interest rates, the availability of credit, fuel costs and general and regional economic conditions affecting airline operations and trading; aircraft manufacturer production levels; passenger demand; retirement and obsolescence of aircraft models; manufacturers exiting or entering the market or ceasing to produce aircraft types; re-introduction into service of aircraft previously in storage; governmental regulation; air traffic control infrastructure constraints; capital market risks and general risk of lessee default.

         AerCo's ability to compete against other lessors is determined, in part, by (i) the composition of its fleet in terms of mix, relative age and popularity of the aircraft types; (ii) operating restrictions imposed by the Indenture, and (iii) the ability of other lessors, who may possess substantially greater financial resources, to offer leases on more favorable terms than AerCo.

         This quarterly report presents information from the Closing Date to the March 15, 2000 Payment Date and for the three month period from the December 15, 1999 Payment Date to the March 15, 2000 Payment Date (the "Current Period"). This report, however, limits its commentary to the Current Period.

Cashflow Performance Relative to the Assumptions

         The Registration Statement contained assumptions in respect of AerCo Group's future cashflows and cash expenses (the "Assumptions"). These are identical to those contained in the offering memorandum issued by AerCo on June 23, 1998. In the Current Period, AerCo Group had net Cash Collections of $20.2 million compared with an assumed amount of $25.8 million. This is comprised of total Cash Collections of $28.6 million, which were $0.4 million above the assumed amount and total Cash Expenses of $8.4 million, which were $5.9 million above the assumed amount. Cash Collections and Cash Expenses are discussed in detail below.

         Cash Collections
         "Cash Collections" comprise lease rental payments, maintenance reserve payments by lessees, cash interest paid on AerCo's cash balances and other cash received. The Registration Statement assumed total Cash Collections for the Current Period of $28.2 million. Total Cash Collections achieved in the period were $28.6 million, a positive difference of $0.4 million. This difference is due to a combination of factors set out below.

         Gross lease rentals. Cash Collections relating to gross lease rentals for the Current Period amounted to $27.0 million, $2.3 million less than the amount assumed in the Registration Statement. This variance arises principally due to the actual re-lease rates for the aircraft being less than assumed, in addition to lost lease revenue as a result of the two Fokker 100 aircraft sold previously.

         Repossession and other stress related costs. The Registration Statement assumed a 6% reduction in gross rentals due to downtime costs, repossession costs and arrearages. These costs for the Current Period amounted to a cash outflow of $1.5 million, compared with the cash outflow of $1.8 million in assumed costs for this period. The cash outflow of $1.5 million arose principally due to non payment of rentals by Tower Air, a North American lessee representing 3.2% of the portfolio by appraised value at February 18, 2000 and a Colombian lessee representing 4.5% of the portfolio by appraised value at February 18, 2000.

         Net lease rental. This comprises gross lease rentals, net of repossession and other stress related costs ("Net Lease Rentals"). For the Current Period, assumed Net Lease Rentals were $27.6 million. Actual Net Lease Rentals were $25.6 million.

         Maintenance receipts. In the Current Period, maintenance receipts were $2.1 million and maintenance disbursements were $6.5 million. The Registration Statement assumes that maintenance receipts will equal maintenance disbursements over the term of the Notes, and therefore, maintenance receipts and maintenance disbursements are both assumed to be zero in each Note Payment Period. In any particular Note Payment Period, however, actual maintenance receipts and disbursements will vary such that it is unlikely that maintenance receipts will equal maintenance disbursements in any such period.

         Interest received. Actual interest received for the Current Period was $0.9 million which is ahead of the amount assumed in the Registration Statement for the same period of $0.6 million.

         Cash Expenses

         "Cash Expenses" includes all fees, costs or expenses paid by any AerCo Group member in the course of the business activities permitted to be conducted by it under the Indenture. The cash outflows in respect of Cash Expenses shown in the Registration Statement were assumed to be $2.4 million for the Current Period. Actual cash expenses were $8.3 million. The difference is due to the aggregate of net Operating Expenses and Selling, General and Administrative Expenses as set out below exceeding the costs assumed in the Registration Statement.

Operating Expenses

         Maintenance. Maintenance disbursements in the Current Period were approximately $6.5 million which is $4.4 million greater than the maintenance receipts for the period. The level of maintenance disbursements in the period is as a result of the coincidence of a number of airframe and engine overhauls due to the fact that much of AerCo Group's fleet is of a relatively similar age profile. This trend is expected to reverse over the two year period to March 31, 2002. As discussed above, the Registration Statement assumes that maintenance receipts will equal maintenance disbursements over the term of the Notes; however, it is unlikely that actual maintenance receipts will equal maintenance disbursements in any particular Note Payment Period.

         Insurance, re-leasing, repossession and other costs. The Registration Statement assumed a 2.0% reduction in gross lease rentals due to certain leasing costs, insurance, re-leasing and other costs. For the Current Period this assumed amount was $0.6 million. Actual costs for the Current Period were $0.2 million, $0.4 million less than the assumed amount.

Selling, General and Administrative Expenses

         Servicer fees. Fees paid to Babcock & Brown Limited, as Servicer, during the Current Period amounted to $0.8 million which is greater than the assumed cost of $0.5 million for the period. A portion of the Servicer's incentive fee relating to prior periods was paid during the Current Period. A significant portion of the Servicer's fees are calculated as a percentage of rental revenue actually received.

         Other service provider fees and overhead. Other service provider fees and overhead amounted to $0.8 million, which was $0.5 million below the assumed amount of $1.3 million for the Current Period due to the timing of certain costs.

         Note Payments

         Interest payments. Actual interest payments to Noteholders, net of swap costs, for the Current Period were $13.2 million, as compared with assumed interest payments, net of swap costs, of $15.3 million. This positive variance is principally due to principal balances on the Notes being less than the assumed balance.

         Principal payments. Total principal distributions in the Current Period were $7.0 million, $3.5 million lower than assumed total debt amortization. Principal amortization payments were made with respect to the Subclass A-2 Notes, Subclass B-1 Notes and Subclass C-1 Notes. All scheduled principal distributions on the Subclass A-2, B-1 and C-1 Notes have been made.

Other Financial Data

         Cash

         Cash held at March 15, 2000 was $61.3 million. Of this amount, $56.3 million represents the cash portion of the Liquidity Reserve Amount (which is used as a source of liquidity for, among other things, maintenance obligations, security deposit return obligations, cash operating expenses and contingent liabilities). Finally, the amount of cash held reflects cash received in respect of rentals and other collections in the period since the most recent Calculation Date and amounts held in the Expense Account for payments in respect of monthly recurring expenses and costs that are not regularly incurred but are anticipated to become due and payable in the near future.

         Aircraft Values

         At July 15, 1998, the total assumed appraised value of the 35 aircraft was $951.9 million. Following application of the declining value assumption set out in the terms of the Notes, and the sale of two Fokker 100 aircraft, serial numbers 11258 and 11342, the total assumed value of the 33 remaining aircraft was $856.3 million at March 15, 2000.

       Under the terms of the Notes, AerCo Group is obliged to obtain annual appraisals of the base value of each of the aircraft from at least three independent appraisers no earlier than 90 days and not later than 30 days prior to March 31 of each year. The appraised value is equal to the average of the opinions of the appraisers as to the base value of each aircraft without taking into account the value of the leases, maintenance reserves or security deposits.

       AerCo Group has recently obtained an appraisal of the fleet as of February 18, 2000. On the basis of these appraisals the appraised value of the 33 aircraft was approximately $849.5 million. The decrease represented by the average appraised value of the portfolio at February 18, 2000 compared with the average appraised value at January 18, 1999 is approximately $11 million less than the expected decrease implied by the terms of the Notes.

         A-D Note Balance

         As of March 15, 2000, the aggregate amount of the Notes outstanding was $793.0 million, approximately $20.6 million lower than assumed due to higher actual than assumed principal repayments with respect to the Subclass A-2 Notes and Subclass B-1 Notes principally as a result of aircraft sales.


Developments

         Recent Developments

         The aircraft leasing industry is being adversely affected by a significant increase in the numbers of aircraft available for lease or sale, with a corresponding negative impact on aircraft values and lease rates for certain aircraft types, particularly older widebody aircraft. As a result of the current oversupply of aircraft in the market place, AerCo may experience difficulties in placing certain of its aircraft at satisfactory lease rates and without incurring substantial downtime. AerCo has seven aircraft to remarket before June 30, 2001. These comprise 1 x B737-300, 3 x B737-400, 1 x A300, and 2 x B767-300ER. The market for B767 aircraft, in particular, is extremely difficult at present. The lease in respect of one B767-300ER aircraft, which represents 6.9% of the portfolio at February 18, 2000, is scheduled to expire on May 10, 2000. In addition, AerCo may also have to place one B747-200 aircraft in the event that it is returned to AerCo by Tower Air due to the financial difficulties being experienced by that airline - see below. AerCo is not confident that it has any immediate definite placement opportunities for the B767 aircraft or the B747 aircraft, in the event it is returned. In addition, the opportunities for lease or sale of these aircraft types are currently extremely limited. As a consequence AerCo will suffer a material decrease in leasing revenues if these aircraft are non-revenue earning for any significant period of time. If the B747-200 aircraft on lease to Tower Air is returned, the technical costs required to ensure that the aircraft is in a suitable condition for releasing will be significant which may impact significantly the value of this aircraft. Accordingly, AerCo is examining all possibilities in respect of the B747-200 aircraft, including a worst case scenario which would involve realising the scrap value.

         Certain of AerCo's North American lessees have suffered acute adverse trading conditions during the quarter, particularly, Tower Air and Canadian Airlines.

         At March 31, 2000 Tower Air owed AerCo $2.9 million. On February 29, 2000, Tower Air, representing 3.2% of the portfolio by appraised value at February 18, 2000, filed for Chapter 11 bankruptcy protection in the U.S. in its attempts to restructure its operations. This lessee has been in financial difficulty for some time and has recently announced plans to lay-off approximately 300 employees. As of May 1, 2000, Tower Air announced the cessation of all scheduled flights. The Chapter 11 bankruptcy protection period has been extended to May 5, 2000. The Servicer is currently in negotiations with Tower Air in respect of the airline's obligations to AerCo. There can be no assurance as to the outcome of these negotiations. In particular, it is unclear whether Tower Air will repay its arrearages or be able to pay future lease rentals, even assuming AerCo's aircraft remains with Tower Air.

         During the quarter Canadian Airlines, representing 3.5% of the portfolio by appraised value at February 18, 2000, announced a moratorium on payments to its creditors and lessors in order to allow Air Canada to restructure Canadian Airlines debt in the context of Air Canada acquiring Canadian Airlines. The moratorium is effective from February 1, 2000 to April 30, 2000. It is proposed that the AerCo rentals for the period, totaling $0.8 million, plus interest will be repaid by drawdown against Canadian's letter of credit of $1.4 million held by AerCo. Furthermore, it is proposed that the lease be extended for a further two year period. Canadian Airlines owed AerCo $0.5 million at March 31, 2000.

         Trading conditions in the civil aviation industry have been adversely affected by the severe economic and financial difficulties experienced in Latin America. This downturn has undermined business confidence in the region and has had an adverse impact on the results of operations of some of AerCo's lessees in the region which may adversely affect AerCo's future revenues and cashflows.

         Colombia has recently suffered as a result of the deterioration in the value of the Colombian Peso and the resulting negative impact on the Colombian economy. AerCo leases to one Colombian lessee which operates one aircraft, representing 4.6% of the portfolio by appraised value at February 18, 2000. Continued weakness in the value of the Colombian Peso, as well as general deterioration in the Colombian economy, will mean that this lessee may be unable to generate sufficient revenues in the Colombian currency to pay the dollar denominated rental payments under the lease.

         Brazil has experienced significant downturns in its economy and financial markets, with large decreases in financial asset prices and, since it devalued its currency on January 13, 1999, dramatic decreases in the value of its currency. Continued weakness in the value of the Brazilian real, as well as general deterioration in the Brazilian economy will mean that lessees may be unable to generate sufficient revenues in Brazilian currency to pay the dollar-denominated rental payments under the leases. Failure by Brazil to overcome its current financial crisis could result in the crisis spreading to other Latin American economies and economies in other emerging markets. At present, it appears that some consolidation may take place in the Brazilian airline industry with the possible merger of a number of airlines being suggested by market analysts. Future developments in the political systems or economies of Brazil and other Latin American countries may have a material adverse effect on lessee operations in those countries. At March 31, 2000, AerCo leased seven aircraft representing 20.5% of its portfolio by appraised value at February 18, 2000 to operators in Latin America of which four aircraft representing 7.2% of the portfolio by appraised value were leased to operators in Brazil. Accordingly, further deterioration in the Latin American economies, especially Brazil, could lead to a material decrease in AerCo's leasing revenues and an increase in default related costs.

         At March 31, 2000, three lessees in Turkey operate four aircraft representing 11.3% of the aircraft by appraised value at February 18, 2000. Turkey was hit by a severe earthquake in August 1999. Two of these airlines operate charter flights which are heavily dependent on tourists travelling to Turkey. Damage caused by the earthquake and any fall-off in tourist traffic may adversely affect the ability of these airlines to operate and meet their obligations under the leases. In addition, the recent fall in value of the Deutsche Mark, the principal currency in which the Turkish airlines receive their revenues, may affect the ability of these airlines to meet the dollar denominated rental and other payments due under the leases.

         The economies of Indonesia, Thailand, South Korea, Malaysia and the Philippines have experienced particularly acute difficulties resulting in many business failures, significant depreciation of local currencies against the dollar (the currency in which lease payments are payable), sovereign and corporate credit ratings downgrades and defaults and, in certain cases, internationally organized financial stability measures. The economic difficulties in Indonesia have resulted in civil disturbances and a change of government in that country. Several airlines in the region have announced their intention to reschedule their aircraft purchase obligations, reduce headcount and eliminate certain routes. Since 1990, the market in this region for aircraft on operating lease has demonstrated significant growth rates. However, should these recessionary conditions last for a significant period of time these will have an adverse impact on operators in the region as well as global aircraft demand. At March 31, 2000, AerCo leased eight aircraft, representing 22.2% of its portfolio by appraised value at February 18, 2000 to operators in Asia and the Far East.

         Lessee Performance

         Weakly capitalized airlines are more likely than well capitalized airlines to seek operating leases. Therefore, many of the lessees are in a relatively weak financial position and several of them have faced and continue to face severe economic difficulties.

         As of March 31, 2000, amounts outstanding for more than 30 days for rental payments, maintenance reserves and other amounts due under the leases equaled $6.8 million for four lessees who had a total of five aircraft on lease. This outstanding amount included $2.6 million of deferred receivables which is repayable over 36 months in respect of one lessee who had two aircraft on lease. Non-deferred amounts outstanding for 30 to 90 days equaled $1.8 million and amounts outstanding for more than 90 days equaled $2.4 million.

         As of March 31, 2000, a Latin American lessee representing 4.6% of the portfolio by appraised value at February 18, 2000 owed $1.6 million with $1.5 million in arrears for more than 30 days. The Servicer has agreed with the lessee that an amount of $0.8 million will be paid immediately with the balance scheduled to be cleared by December 31, 2000.

         PAL, the lessee of two B737-300 aircraft representing 4.9% of the portfolio by appraised value at February 18, 2000 has been adversely affected by the Asian economic crisis. The Servicer has agreed with PAL to a schedule covering the payment of arrearages over the period to December 31, 2003 and the extension of the leases. At March 31, 2000, these arrearages amounted to $2.6 million. All amounts have been paid in accordance with the scheduled terms at this time.

         As of March 31, 2000, Tower Air, a North American lessee, representing 3.2% of the portfolio by appraised value at February 18, 2000, owed $2.9 million with $0.7 million in arrears for 30 to 90 days and $1.7 million in arrears for more than 90 days. The Servicer is in discussions with the lessee regarding the payment of this amount and future lease rentals - see "Recent Developments" above.


   Further particulars of AerCo's portfolio as of March 15, 2000 (except for appraised values which are as of February 18, 2000) are contained in the table below.
------------------------------------------------------------------------------------------------------------------------
                                                                                                              Appraised
                                                                                                   Date of    Value at
                         Country of                          Aircraft     Engine        Serial    Manufacture/ February
No.  Region              Current Lessee      Lessee            Type   Configuration     Number     Conversion   18, 2000
------------------------------------------------------------------------------------------------------------------------
 1.  Asia - Emerging        China            China Xinjiang  B757-200   RB211-535E4      26153      Aug-92      39,400

 2.  Asia - Emerging        China            Yunnan          B737-300   CFM56-3C1        26068      Jun-92      24,103

 3.  Asia - Emerging        India            Indian Airlines A300B4-200 CF6-50C2           240      May-83      11,187

 4.  Asia - Emerging        Philippines      PAL             B737-300   CFM56-3B1        24465      Aug-89      20,233

 5.  Asia - Emerging        Philippines      PAL             B737-300   CFM56-3B1        24677      Mar-90      20,990

 6.  Asia - Emerging        South Korea      Asiana          B737-400   CFM56-3C1        25764      Jul-92      25,353

 7.  Asia - Emerging        South Korea      Asiana          B737-400   CFM56-3C1        25765      Jul-92      25,563

 8.  Asia - Emerging        Taiwan           FEAT            MD83       JT8D-219         49952      Dec-91      21,867

 9.  Europe - Developed     Italy            Air Europe      A320       CFM5-5A1            85      Feb-90      25,427

10.  Europe - Developed     Ireland          Aer Lingus      B737-400   CFM56-3C1        24685      May-90      24,807

11.  Europe - Developed     Spain            Spanair         B767-300ER PW4060           24999      Feb-91      57,383

12.  Europe - Developed     Spain            Spanair         MD83       JT8D-219         49627      Apr-89      19,393

13.  Europe - Developed     Spain            Spanair         MD83       JT8D-219         49790      Oct-89      19,693

14.  Europe - Developed     United Kingdom   Air 2000        B757-200   RB211-535E4      26158      Feb-93      40,547

15.  Europe - Developed     United Kingdom   Airtours        A320-200   CFM56-5A3          299      Apr-92      28,860

16.  Europe - Developed     United Kingdom   Airtours        A320-200   V2500-A1           362      Nov-92      29,170

17.  Europe - Developed     United Kingdom   BMA             B737-400   CFM56-3C1        23868      Oct-88      21,460

18.  Europe - Developed     United Kingdom   Monarch         A320-200   CFM56-5A3          391      Feb-93      30,523

19.  Europe - Emerging      Hungary          Malev           B737-300   CFM56-3C1        24909      Apr-91      22,943

20.  Europe - Emerging      Turkey           Pegasus         B737-400   CFM56-3C1        23979      Jan-89      21,797

21.  Europe - Emerging      Turkey           Sun Express     B737-300   CFM56-3C1        24908      Mar-91      22,880

22.  Europe - Emerging      Turkey           THY             B737-400   CFM56-3C1        24904      Feb-91      25,583

23.  Europe - Emerging      Turkey           THY             B737-400   CFM56-3C1        26066      Jun-92      25,743

24.  Latin America          Brazil           TAM             Fokker 100 TAY650-15        11341      Aug-91      13,270

25.  Latin America          Brazil           TAM             Fokker 100 TAY650-15        11350      Apr-92      13,393

26.  Latin America          Brazil           TAM             Fokker 100 TAY650-15        11351      Sep-91      13,360

27.  Latin America          Brazil           Nordeste        B737-500   CFM56-3C1        26067      Jun-92      21,217

28.  Latin America          Chile            Lan Chile       B767-300ER PW4060           24947      Mar-91      58,620

29.  Latin America          Chile            AILL (1)        DC8-71F    CFM56-2C1        46040      Mar-91      15,353

30.  Latin America          Columbia         Avianca         B757-200   RB211-535E4      26152      Aug-92      38,527

31.  North America          Canada           Canadian        A320-200   CFM56-5A1          403      Dec-93      29,907

32.  North America          United States    BAX Global      DC8-71F    CFM56-2C1        46064      Mar-92      13,927

33.  North America          United States    Tower Air       B747-200   JT9D-7Q          22496      Oct-81      27,003
                                                                                                              =========
     Total                                                                                                     849,482

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